SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

October 16, 2006

Re:  Perdigão S.A., Form F-3 filed August 8, 2006 (File No. 333-136375)

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Schwall:

On behalf of our client Perdigão S.A. (the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on October 13, 2006 concerning the Registration Statement on Form F-3 (the “Form F-3”) filed by the Company on August 8, 2006, as amended on September 26, 2006 and October 13, 2006 (File No. 333-136375), relating to an offering of common shares of the Company (the “Offering”).

In our telephone conversations on October 13 and16, 2006, the Staff requested further information on the possible future acquisitions by the Company referred to under the caption “Use of Proceeds” in the prospectus contained in the Form F-3. In response to the Staff’s comment, the Company proposes to include additional language in the final prospectus relating to the Offering to be filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 (the “Securities Act”). The existing disclosure regarding the intended use of proceeds of the Offering, as set forth in the second paragraph under the caption “Use of Proceeds” in the prospectus contained in the Form F-3, is as follows:

We intend to use the net proceeds of the global offering for general corporate purposes, including possible future acquisitions, capital expenditures and working capital. We expect to use the net proceeds of the global offering for selective acquisitions to support our strategic goals of diversification of our product lines, expansion of our customer base and enhancement of our global distribution network; to support our capital expenditure plan of investing an average of approximately R$350 million each year through 2009; and/or to further support our working capital position.

H. Roger Schwall

October 16, 2006

The Company proposes to add, in the final prospectus to be filed pursuant to Rule 424(b) under the Securities Act, the following sentences immediately after the existing language:

We regularly evaluate, and are currently evaluating, acquisition opportunities consistent with these strategic goals. Our evaluations of current opportunities remain at a preliminary stage, and we are unable to predict when or whether any such acquisitions will be consummated or their terms.

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Please contact Glenn M. Reiter at (212) 455-3358 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/  Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:

Donna Levy
Wang Wei Chang
Edina Aparecida Gomes Biava